

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Mr. Robert P. Kerley
Chief Accounting Officer
Walter Energy, Inc.
300 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

   Re: Walter Energy, Inc.
     Form 10-K
     Filed February 29, 2012
     File No. 001-13711

Dear Mr. Kerley:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director